Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals Allots Shares and Options

Brisbane, Australia.  27 June 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today allotted 5,941,344 shares and 2,970,538 options in relation to the now completed rights entitlement offer.

Appendix 3Y’s have been released to the ASX in relation to the Directors increased share-holdings in the Company following the allotment of these rights entitlement shares and options.

Board members Stephen Chang (Executive Chairman), Justus Homburg (Managing Director), Malvin Eutick (Non-executive Director) and Patrick Burns (Non-executive Director) each applied for their entire entitlements under this rights entitlement offer for new shares and options.

Specific shareholdings for each Director are as follows:

Board Member	Previous shareholding	Current shareholding
Justus Homburg	25,000	27,778
Stephen Chang	738,270	820,300
John Zalcberg	16,772	16,772
Patrick Burns	500	556
Malvin Eutick	15,923	17,693

Mr. Stephen Chang, Chairman of Progen, commented: “The Board remains committed and excited at the future prospects of Progen and the accelerated development of our anti-cancer drug candidate PI-88 for the treatment of post-resection liver cancer and this sentiment is evidenced by our participation in this capital raising activity.”

Mr. Linton Burns, Progen’s CFO, added: “With the closing of this entitlements offer the Company now is in a very strong financial position with approximately $A100M in cash reserves. We now have sufficient funding to conduct the Phase 3 development of PI-88, complete the other necessary trials for registration and scale-up and validate the PI-88 manufacturing process.”

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.